Mail Stop 6010

November 15, 2007

James P. Panek
President and Chief Executive Officer
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080

> **Re:** **VaxGen, Inc.**
> **Schedule 14A**
> **Filed November 9, 2007**
> **File No. 0-26483**

Dear Mr. Panek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 17

1.   We note the company is seeking approval for a reverse stock split, but the number of authorized shares will not change. Please state whether or not the company currently has any plans to issue any of the shares that will become available as a result of the reverse stock split. If it does, please describe the plans to the extent they have been determined, quantifying the approximate number of shares associated with each such plan.

James P. Panek
VaxGen, Inc.
November 15, 2007
Page 2

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

James P. Panek
VaxGen, Inc.
November 15, 2007
Page 3

cc: Michael E. Tenta
       Cooley Godward Kronish LLP
       Five Palo Alto Square
       3000 El Camino Real
       Palo Alto, CA 94306-2155